February 19, 2025

Graydon Bensler
Chief Executive Officer
PMGC Holdings Inc.
120 Newport Center Drive, Ste. 250
Newport Beach, CA 92660

       Re: PMGC Holdings Inc.
           Registration Statement on Form S-1
           Filed February 12, 2025
           File No. 333-284851
Dear Graydon Bensler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ross Carmel, Esq.